Mail Stop 4561

February 20, 2008

Mr. Robert S. Hekemian
Chief Executive Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, NJ 07601

>      **Re:    First Real Estate Investment Trust of New Jersey**
>             **Form 10-K**
>             **Filed January 14, 2008**
>             **File No. 000-25043**

Dear Mr. Hekemian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.      Please correct the file number on your Form 10-K cover page to reflect the accurate file number for your filings made pursuant to the Securities Exchange Act of 1934, as amended. This may be located by accessing your filings on the SEC's website at www.sec.gov.

Item 1, Business, page 3

2.      Please include the disclosure required by Item 101(e) of Regulation S-K.

Item 1A, Risk Factors, page 9

3.      Please include a separate discussion of risk factors under Item 1A.  We refer you
        to Item 503(c) of Regulation S-K and note that this disclosure should not be
        incorporated by reference to another section of your annual report on Form 10-K.
        Please avoid merely identifying generic risks applicable to all real estate
        companies and instead identify how each risk affects you.

Item 2, Properties, page 10

4.      Please revise your residential and commercial property tables to include average
        annual rent per unit or square foot, as the case may be.  In addition, with respect
        to your commercial portfolio, please include a 10-year lease expiration table that
        includes number of tenants, square footage covered by expiring leases, annual
        rent of such leases and the percentage of total annual rent represented by such
        leases.

Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 13

5.      Please include the disclosure required by Item 201(d) and (e) of Regulation S-K.
        Please note that information required to be disclosed in Part II of Form 10-K may
        not be incorporated by reference to your annual meeting proxy statement.  We
        refer you to Instruction G to Form 10-K.

Item 7, Management's Discussion and Analysis

Overview, page 15

6.      Please expand your discussion on page 15 to discuss any known trends regarding
        the factors identified that may have a material detrimental impact on your
        revenue, earnings and cash flow.  We refer you to Item 303 of Regulation S-K
        and SEC Release No. 33-8350.

Net Investment Income, page 21

7.      Please advise us how the loans made to family members of Robert S. Hekemian
        comply with Section 13(k) of the Exchange Act.

As appropriate, please amend your filing and respond to these comments within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3852 with any questions.

Sincerely,


Michael McTiernan
Special Counsel